UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Newmont Mining Corporation

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-31240

(Commission File Number)

84-1611629

(I.R.S. Employer Identification No.)

6363 South Fiddlers Green Circle, Greenwood Village, CO 80111

(Address of principal executive offices) (zip code)

Elaine Dorward-King, Executive Vice President, Sustainability and External Relations

(303) 863-7414

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Introduction

Newmont Mining Corporation (“Newmont” or the “Company”) is a gold and copper producer. Headquartered near Denver, Colorado, the Company employs approximately 31,000 employees and contractors, with the majority working at managed operations in the United States, Australia, Ghana, Peru, Indonesia and Suriname. Newmont is the only gold producer listed in the S&P 500 Index and was named the mining industry leader by the Dow Jones Sustainability World Index in 2015.

Instruction 1 to Item 1.01 of the Specialized Disclosure Report on Form SD states that an issuer that mines Conflict Minerals would not be considered to be manufacturing those minerals for purposes of Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”). The SEC Staff has further clarified that an issuer that engages in activities customarily associated with mining, including gold mining of lower grade ore, is not considered to be manufacturing those minerals.

In accordance with such Instruction, Newmont does not currently consider its mining and mine development operations to constitute “manufacturing” within the meaning of the Rule. Newmont confirms that it does not operate in the Democratic Republic of the Congo (“DRC”) or an adjoining country, collectively defined as the “Covered Countries.”

Overview of Newmont’s Conflict-Free Gold Standard

Newmont acknowledges that its “social license” to operate means that it needs to demonstrate that gold has been extracted in a manner that does not cause, support or benefit unlawful armed conflict or contribute to serious human rights abuses or breaches of international humanitarian law. Newmont takes this responsibility seriously and adopted a Conflict-Free Gold Standard in March 2013, which was amended in December 2013, which codifies our commitment to promoting responsible mining practices and combatting the potential misuse of mined gold to fund armed conflict.

Through that Standard, Newmont committed to:

•	Not contributing to or supporting financing of conflict in conflict-affected or high risk areas.

•	Strengthening our engagement with suppliers of gold bearing materials in conflict-affected and high risk areas to ensure that our transactions are not causing, supporting or benefitting unlawful armed conflict or contributing to human rights abuses or breaches of international humanitarian law.

•	Doing business only with legitimate and law-abiding organizations.

•	Complying with relevant United Nations’ sanctions, resolutions and applicable domestic laws.

The full text of our Conflict-Free Gold Standard is available at http://www.newmont.com/sustainability/reports/default.aspx.

Newmont requires all employees and contingent workers to comply with its Conflict-Free Gold Standard, and requires all agents, consultants and business partners involved in Newmont’s sourcing of materials containing gold from conflict-affected and high risk areas to comply with its Conflict-Free Gold Standard in their internal business conduct and outside commercial transactions. The Conflict-Free Gold Standard is enforced through appropriate disciplinary measures up to and including termination of employment or contracts. Adherence is achieved through a comprehensive management system and subject to external assurance to ensure that Newmont maintains compliance with relevant legislation and standards published by the London Bullion Market Association (“LBMA”), the Organization for Economic Co-operation and Development (“OECD”) and the World Gold Council (“WGC”), including the WGC Conflict-Free Gold Standard.

In accordance with its commitments, Newmont prepared a Conflict-Free Gold Report (the “Report”), which summarized how Newmont complied with the WGC Conflict-Free Gold Standard for the year ended December 31, 2015. The Report concluded that Newmont was in conformance with the criteria set out in the WGC Conflict-Free Gold Standard for the reporting year. The report noted that Newmont has no mines considered to be in ‘conflict-affected or high-risk’ areas (which includes the DRC and the other Covered Countries), as determined by the assessment published in Heidelberg Conflict Barometer.

Newmont also engaged the services of the assurance provider, Bureau Veritas, to review the Report. Bureau Veritas’ independent limited assurance report can also be viewed along with the Report on the Company’s website at http://www.newmont.com/sustainability/reports/default.aspx.

The content of Newmont’s website or any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Valcambi Interest Overview

Newmont formerly held a 60.64% indirect ownership interest in the Valcambi refinery. On July 24, 2015, Newmont completed the sale of our 60.64% ownership interest in European Gold Refinery Holdings (“Valcambi”). As of December 31, 2015, Newmont did not hold any ownership interests in Valcambi. For fiscal 2015, income from Valcambi constituted less than one percent of Newmont’s net income (loss) and net income (loss) attributable to Newmont shareholders. In connection with the ownership of this interest, the Company previously filed on Form SD. In light of the divesture, the Company does not believe that it will be required to file Form SDs in the future and is providing the following additional information in the interest of transparency.

Valcambi’s headquarters and refining operations are located at Balerna in south-eastern Switzerland. Throughout its 55 year history, Valcambi has focused on the business of precious metals refining. Valcambi was the first gold refinery to produce traceable gold, known as Valcambi Green Gold, sourced only from mines that meet high environmental, safety and human rights standards. Valcambi Green Gold is fully documented, independently validated, and processed in a dedicated facility.

Overview of Valcambi’s Conflict Minerals Policy

Valcambi adopted a Precious Metals Supply Chain Policy, which is available on its website at http://www.valcambi.com/accreditations-compliance/our-engagement/, since it is aware of the dangers of inadvertently becoming involved in or contributing to illegal practices which may be connected to the extraction, trading, handling and exporting of minerals from any area but more specifically from conflict-affected and high-risk areas.

Valcambi’s commitment includes but is not limited to:

•	Combatting systematic or widespread abuses of human rights.

•	Avoiding any contributions to conflict.

•	Complying with high standards of anti-money laundering.

•	Combatting the financing of terrorism.

•	Excluding any direct or indirect support to non-state armed groups and/or illegally acting public or private security forces.

•	Avoiding bribery and fraudulent misrepresentation of the origin of precious metals.

•	Conforming with all relevant United Nations sanctions resolutions and domestic laws.

As a leader in the international refining industry, Valcambi wishes to set an example when it comes to ethical values and professional standards. In accordance with those values, since 2012 Valcambi has published a Responsible Gold Policy Statement to declare its commitment to fulfil the requirements set by the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and its Supplement on Gold, the LBMA Responsible Gold Guidance, Section 1502 of SEC Dodd Frank Act and the WGC Conflict Free Gold Standard. Valcambi’s approach and risk policy has been designed and implemented to ensure compliance in accordance with those requirements. Valcambi defines high-risk areas in accordance with the LBMA Responsible Gold Guidance and Annex II of the OECD due diligence guidance on Conflict Minerals, which is more extensive than the list of Covered Countries under the Rule.

In connection with its compliance efforts Valcambi has: (i) established strong company management systems, (ii) identified and assessed risks in the supply chain, (iii) implemented a management strategy to respond to identified risks, (iv) arranged for an independent third-party audit of the supply chain due diligence, and (v) prepared a report on supply chain due diligence in connection with its LBMA Responsible Gold Guidance compliance. The details of Valcambi’s report on supply chain due diligence are publicly available in Valcambi’s Compliance Report for 2015 on its website. The independent third-party audit report is also publicly available on Valcambi’s website. Based on these systems, Valcambi has been placed on the current London Good Delivery List of Acceptable Refiners.

The content of Valcambi’s website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01	Conflict Minerals Disclosure and Report

We have concluded in good faith that during 2015: (a) Valcambi has manufactured and contracted to manufacture products as to which Conflict Minerals are necessary to the functionality or production of its products; and (b) based on a reasonable country of origin inquiry (“RCOI”), neither Newmont nor Valcambi knows or has reason to believe that Valcambi’s necessary Conflict Minerals originated or may have originated in the DRC or the other Covered Countries.

Description of Reasonable Country of Origin Inquiry Efforts

A good faith RCOI was conducted regarding the Conflict Minerals, which confirmed that the Conflict Minerals did not originate in the DRC or any adjoining countries.

Valcambi has strict internal assessment criteria, which are applied to assign risk profiles to every precious metals supplying counterparty. Prior to entering into a business relationship with any precious metals supplying counterparty, Valcambi systematically performs its supply chain due diligence procedures in line with all measures required by the LBMA Responsible Gold Guidance. These procedures included completion of a pre-clearance form, which includes statements relating to practice and procedures, know your customer and diligence procedures, responsible gold procedures and business information. These certifications are used to confirm that any Conflict Minerals supplied did not originate in the DRC or the other Covered Countries.

Other than with respect to Valcambi, Newmont does not believe any of its other operations constitute “manufacturing” under the Rule. Nonetheless, Newmont confirms that it did not engage in any mining or mine development in the DRC or the other Covered Countries.

Reasonable Country of Origin Inquiry Conclusion

We have no reason to believe that any Conflict Minerals necessary for the functionality of products manufactured in 2015 originated in the DRC or the other Covered Countries.

Public Conflict Minerals Disclosure

This Conflict Minerals Disclosure is also available on Newmont’s website: http://www.newmont.com/sustainability/reports/. Valcambi’s Compliance Report for 2015, which contains additional information on the supply chain due diligence procedures is available on Valcambi’s website at http://www.valcambi.com/accreditations-compliance/our-engagement/ and http://www.valcambi.com/downloads/. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference.

Item 1.02	Exhibit

Not required.

Section 2 – Exhibits

Item 2.01	Exhibits

Not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Newmont Mining Corporation
(Registrant)

/s/ Logan Hennessey
By:	Logan Hennessey, Vice President, Associate General Counsel and Corporate Secretary
Date:	June 30, 2016